Carlos Ramirez	By EDGAR
+1 858 550 6157
cramirez@cooley.com

January 6, 2025

Julie Sherman

Jeanne Baker

Juan Grana

Lauren Nguyen

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beta Bionics, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted December 16, 2024

CIK No. 0001674632

Dear Ms. Sherman, Ms. Baker, Mr. Grana and Ms. Nguyen:

On behalf of our client, Beta Bionics, Inc. (the “Company”), we submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 19, 2024 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 3 to Draft Registration Statement on Form S-1 submitted to the Commission on December 13, 2024. Concurrently with the submission of this response letter, the Company is filing a Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this response letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted December 16, 2024

Prospectus Summary

Commercial Opportunity and Strategy, page 3

1.

We note your response to comment 1. Please revise to explain the reasonableness of the assumption that all current users of MDI will be fully converted to pumps in your $4 Billion Total Addressable Market estimate. In your discussion, further describe your bases for this assumption in light of various factors, including your current competitive position, prior and current adoption rates and estimated timeframes.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 4 and 154 of the Registration Statement.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

January 6, 2025

Page Two

Management, page 198

2.	We note your disclosure that your executive chairman and various directors intend to resign from your board of directors. Please revise to discuss the reason for their resignation.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 205 of the Registration Statement.

*  *   *

Please contact me at (858) 550-6157 or Charles S. Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s Comment Letter.

Sincerely,

/s/ Carlos Ramirez

Carlos Ramirez

cc:	Sean Saint, Chief Executive Officer, Beta Bionics, Inc.

Stephen Feider, Chief Financial Officer, Beta Bionics, Inc.

Charles S. Kim, Cooley LLP

Mark Weeks, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Cooley LLP  10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com